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                                                Filed Pursuant to Rule 424(B)(3)
                                                     Registration No.: 333-42530
                                 eSYLVAN, INC.
                                34 Market Place
                           Baltimore, Maryland  21202

     This prospectus supplement, and the accompanying prospectus constitute our solicitation of an offer from you to invest in the number of shares of our Class A common stock in exchange for undertaking certain contractual obligations more fully described in the accompanying prospectus. If you make an offer to invest in the number of shares of our Class A stock set forth in the table below and we accept your offer, we will pay you the amount of cash set forth in the table below. This solicitation of an offer relates to the Sylvan franchise license agreement or area development agreement territory, set forth in the table below:

                              Franchise License Agreement
                              Number or Area Development       Number of
Name                          Agreement Territory              Shares Offered    Cash Offered
-----------------------------------------------------------------------------------------------
SLH Learning                  06061                             2,452            858
 Consultants, Inc.
-----------------------------------------------------------------------------------------------

     The only way to make a valid offer to invest in shares of our Class A stock is to execute and return to us in the enclosed self-addressed envelope the counterpart copies of the subscription and participation agreements that are enclosed with this prospectus supplement and that are personalized on the signature page with your name, franchise license agreement number or area development agreement territory. Any other attempt to make an offer to invest in shares of our Class A stock will be invalid and any documents pertaining to any such attempt to make an offer will be returned to you.

     If you are party to more than one franchise license agreement with Sylvan or if you are party to an area development agreement that relates to more than one Sylvan territory, you will receive a separate solicitation with respect to each of your franchise license agreements or area development agreement territories. You must make an offer or decide not to make an offer with respect to each of these separate solicitations.

     If you received this prospectus supplement without an accompanying prospectus or if you would like another copy of the prospectus, please contact the eSylvan, Inc. voicemail box at 800-627-4276 (ext. 2632) or 410-843-2632, leave your name, address and franchise license agreement number or area development agreement territory and we will forward a prospectus to you. If you have received a prospectus supplement and prospectus and have questions about the offering, you may also call the above listed number provide the above requested information and your telephone number and state that you have already received a prospectus and prospectus supplement and our authorized representative will respond to your questions.
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     Please note this document is in two parts. The first is this prospectus supplement, which describes our specific solicitation from you of an offer to invest in our Class A stock. The second part, the accompanying prospectus, contains a full discussion of the terms and conditions of any investment in our Class A stock. We encourage you to read the prospectus in its entirety. No one may use this prospectus supplement to consummate sales of shares of our Class A stock unless it is accompanied by a prospectus. The delivery of this prospectus supplement and accompanying prospectus is not an offer of any other securities covered by the prospectus but not described in this prospectus supplement.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     You will not have rights against us under securities legislation in Canada and, as a result, you must rely on other remedies which may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of U.S. securities laws.

     Our officers and directors and the experts named in the prospectus may be located outside of Canada and, as a result, it may not be possible for you to effect service of process within Canada upon such persons. All or a substantial portion of our assets and such persons may be located outside of Canada and , as a result, it may not be possible to satisfy a judgement against us or such persons in Canada or to enforce a judgement obtained in Canadian courts against us or persons outside of Canada.

     You should also note that the offering is being made pursuant to an exemption order under applicable securities legislation in Canada. Any resale of eSylvan stock must be made in accordance with applicable Canadian securities laws or the exemption order pursuant to which this offering is being made. You are advised to seek legal advice prior to any resale of eSylvan stock.

     The tax analysis in the prospectus addresses the tax consequences of participation in the offering or ownership of eSylvan stock under United States federal laws. The following is a brief summary of the principal Canadian federal income tax consequences to participants receiving cash and shares of Class A stock pursuant to this offering. Although this summary describes the material Canadian federal income tax consequences of an investment and ownership interest in our Class A stock, this summary does not discuss all aspects of Canadian federal income taxation that may be relevant to a particular participant, nor does it discuss most aspects of applicable provincial, territorial or local tax laws, nor any aspects of foreign tax laws. This summary is based on Canadian laws, regulations, rulings and decisions currently in effect, all of which are subject to change, possibly with retroactive effect.
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     You are urged to consult your tax advisor with respect to the Canadian federal, provincial, territorial, local and foreign tax consequences of your investment in this offering.

     A participant who receives cash and our Class A stock in this offering will recognize ordinary income equal to (1) the amount of cash received and (2) the fair market value of the stock received. This income generally will be recognized at the time the cash and stock is delivered to the participant and will generally be subject to tax at ordinary income tax rates. Such income may also be subject to provincial and territorial income taxes.

     A participant's adjusted cost base in eSylvan stock will generally be equal to the ordinary income recognized as a result of the participant's receipt of the eSylvan stock.

     When a participant sells shares of eSylvan stock, the participant will generally recognize gain (or, under certain conditions, loss) at the time of sale equal to the difference between the amount realized and the participant's adjusted cost base in the eSylvan stock. Provided that the eSylvan stock is a capital asset in the hands of the participant, the gain (or loss) will be a taxable capital gain (or loss).

     Under the terms of the subscription agreement, you will be required to agree that to the extent that determining the value of shares of our Class A common stock is necessary for any purpose, the value of the shares shall be US$0.875 per share. This value is based on the tax valuation report of Legg Mason Wood Walker, Incorporated. Please refer to the prospectus for a discussion and for a copy of such report.

     Finally, please note that all references to dollar amounts in the prospectus refer to United States currency.

                                     Very truly,


                                     Peter Cohen
                                     Director

This Prospectus Supplement supercedes and replaces the Prospectus Supplement dated December 20, 2000 pertaining to the party named above. The Prospectus Supplement dated December 20, 2000 is of no further force and effect.

The date of this Prospectus Supplement is February 21, 2001.